Exhibit 99.1

ATA CREATIVITY GLOBAL

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma consolidated balance sheet of ATA Creativity Global (the “Company”, “we”, “us” or “our”) as of December 31, 2025 has been prepared to give effect to the disposition of certain operating subsidiaries and related business assets of the Company (the “Disposition”), as if the Disposition had been consummated on December 31, 2025. The pro forma consolidated statements of operations for the year ended December 31, 2025 have been prepared as if the Disposition had occurred on January 1, 2025.

The Company’s latest publicly filed consolidated balance sheet is as of December 31, 2025. No interim financial statements have been filed with the SEC subsequent to such date. Accordingly, the pro forma financial information is prepared based on the latest filed annual financial statements in compliance with SEC Financial Reporting Manual Topic 3220.1.

The Disposition represents the sale of certain operating subsidiaries and related business assets of the Company to an unrelated third party for nominal consideration of RMB 1. Following the Disposition, the Company will continue to maintain its corporate legal status and existing corporate governance structure, with adjusted operational arrangements aligned with the post-transaction asset and liability scale.

All pro forma adjustments are based on the definitive disposition agreement and management’s reasonable assumptions consistent with Regulation S-X Article 11. All adjustments necessary to fairly present the pro forma effects of the Disposition have been included.

This pro forma information is presented for illustrative purposes only. It does not purport to reflect the actual financial results that would have occurred had the transaction closed on the assumed dates, nor is it indicative of future operating results or financial condition. The actual accounting effects upon final closing may differ from these pro forma estimates.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, uncertainties and assumptions. Actual future results may differ materially. The Company undertakes no obligation to update any forward-looking statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2025
(In Renminbi (RMB Yuan))

See accompanying notes to the unaudited pro forma consolidated financial statements.

Description	Historical	Pro Forma Adjustments	Note	Pro Forma	Pro Forma
				RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	85,236,288	83,880,681	2(b)	1,355,607	193,849
Accounts receivable, net	298,377	298,377	2(a)	-	-
Prepaid expenses and other current assets	25,832,459	25,793,824	2(a)	38,635	5,525
Total current assets	111,367,124	109,972,882	2(a)	1,394,242	199,374
Property and equipment, net	32,139,682	32,139,682		-	-
Intangible assets, net	32,482,513	32,482,513		-	-
Goodwill	162,380,773	162,380,773		-	-
Other non-current assets	39,288,983	39,257,316	2(a)	31,667	4,528
Right-of-use assets	30,638,920	30,514,430	2(a)	124,490	17,802
Total assets	408,297,995	406,747,597	2(a)	1,550,398	221,704
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and Other Payables	56,493,791	52,539,462	2(a)	3,954,329	565,461
Short-term loan	1,000,000	1,000,000	2(a)	-	-
Lease liabilities-current	15,303,799	15,303,799	2(a)	-	-
Deferred revenues	271,781,907	271,781,907	2(a)	-	-
Total current liabilities	344,579,497	340,625,168	2(a)	3,954,329	565,461
Other non-current liabilities	14,617,119	14,617,119	2(a)	-	-
Long term loans	15,031,900	15,031,900	2(a)	-	-
Deferred income tax liabilities	2,086,619	2,086,619	2(a)	-	-
Total liabilities	376,315,135	372,360,806	2(a)	3,954,329	565,461
Shareholders’ equity:
Common shares	4,780,117	-		4,780,117	683,548
Treasury shares	(8,201,046)	-		(8,201,046)	(1,172,734)
Additional paid-in capital	548,769,331	140,164,326		408,605,005	58,429,739
Accumulated other comprehensive loss	(37,446,814)	38,207,395		(75,654,209)	(10,818,408)
Retained earnings (accumulated deficit)	(475,854,443)	(143,920,646)		(331,933,797)	(47,465,902)
Total shareholders’ equity attributable to ATA Inc.	32,047,145	34,451,075		(2,403,930)	(343,757)
Non-redeemable non-controlling interests	(64,285)	(64,285)		-	-
Total shareholders’ equity	31,982,860	34,386,790		(2,403,930)	(343,757)
Total liabilities, mezzanine equity and shareholders’ equity	408,297,995	406,747,597		1,550,398	221,704

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025
(In Renminbi (RMB Yuan))

	Historical	Pro Forma Adjustments	Note	Pro Forma	Pro Forma
				RMB	USD
Net revenues	268,112,876	268,112,876	2(c)	-	-
Cost of revenues	137,801,526	137,801,526	2(c)	-	-
Gross profit (loss)	130,311,350	130,311,350	2(c)	-	-
Operating expenses:
Research and development	3,071,659	3,023,806	2(c)	47,853	6,843
Sales and marketing	82,631,826	81,996,763	2(c)	635,063	90,813
General and administrative	78,767,406	71,832,542	2(c)	6,934,864	991,672
Goodwill impairment	33,908,719	33,908,719	2(c)	-	-
Provision for loan receivable and other receivables	(3,781,662)	(1,296,313)	2(c)	(2,485,349)	(355,400)
Total operating expenses	194,597,948	189,465,517	2(c)	5,132,431	733,928
Other operating income, net	175,898	175,898	2(c)	-	-
Loss from operations	(64,110,700)	(58,978,269)	2(c)	(5,132,431)	(733,928)
Other income (loss):
Investments loss	11,880,702	11,880,702	2(c)	-	-
Interest income, net of interest expenses	623,673	597,832	2(c)	25,841	3,695
Foreign currency exchange gains (losses), net	(19,401)	(550)	2(c)	(18,851)	(2,696)
Income (Loss) before income taxes	(51,625,726)	(46,500,285)	2(c)	(5,125,441)	(732,928)
Income tax expense (benefit)	(3,578,203)	(3,578,203)	2(c)	-	-
Net income (loss)	(48,047,523)	(42,922,082)	2(c)	(5,125,441)	(732,928)
Net loss attributable to non-redeemable non-controlling interests	(29)	(29)	2(c)	-	-
Net loss attributable to ACG	(48,047,494)	(42,922,053)	2(c)	(5,125,441)	(732,928)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation and Transaction Overview

The unaudited pro forma consolidated financial statements are derived from the Company’s audited consolidated financial statements as of and for the year ended December 31, 2025, which represent the latest financial statements filed with the SEC. No interim financial statements have been filed subsequent to December 31, 2025. The pro forma balance sheet gives effect to the disposition of certain operating subsidiaries and related business assets and liabilities, as if the transaction closed on December 31, 2025. The pro forma statement of operations gives effect to the transaction as if the disposition occurred on January 1, 2025.

The Company completed the disposal of certain operating subsidiaries and related operating assets and liabilities for nominal consideration of RMB 1. Following the closing of the transaction, the Company maintains its parent corporate entity and normal corporate management arrangements, with adjusted operational scope corresponding to the remaining retained assets and liabilities.

Note 2 — Pro Forma Adjustments Explanation

(a) Elimination of operating assets and operating liabilities related to the disposed subsidiaries

All tangible assets, intangible assets, operating receivables, operating payables, operating lease obligations and other business-related balances held by the disposed operating subsidiaries are fully eliminated, as such subsidiaries will no longer be included in the Company’s consolidated financial statements following the completion of the Disposition. Only corporate-level assets and corporate-level liabilities held by the parent entity are retained.

(b) Recognition of nominal cash proceeds

Adjustment reflects the minimal cash consideration received at closing, being RMB 1 in total, added to corporate cash balances.

(c) Elimination of revenue and operating expenses attributable to the disposed subsidiaries

All operating revenue, direct operating costs, sales expenses and other operational administrative expenses generated by the disposed subsidiaries are fully eliminated for the full-year period presented, to reflect the exclusion of such subsidiaries from the consolidated operating results after the transaction.

Note 3 — Post-Transaction Company Profile

After completion of the Disposition, the Company will adjust its daily operational arrangements in accordance with the remaining retained assets, liabilities and corporate management needs, and continue to perform relevant corporate compliance and information disclosure obligations in accordance with applicable regulatory requirements.